SECURITIES AND EXCHANGE COMMISSION


                          Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                          HITOX CORPORATION OF AMERICA
                                (Name of Issuer)

                     Common Stock, Par Value $.25 Per Share
                         (Title of Class of Securities)

                                   433658 101
                                 (CUSIP Number)




         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 433658 101
--------------------------------------------------------------------------------
 1)           Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

                       The Clark Estates, Inc.
                       13-5524538
--------------------------------------------------------------------------------
 2)           Check the Appropriate Box if a Member of a Group (See
              Instructions)

                       (a) |_|
                       (b) |X|
--------------------------------------------------------------------------------
 3)           SEC Use Only


--------------------------------------------------------------------------------
 4)           Citizenship or Place of Organization

                       New York
--------------------------------------------------------------------------------
                        (5)        Sole Voting Power
      Number of
                                            -0-
                      ----------------------------------------------------------
       Shares           (6)        Shared Voting Power
    Beneficially
                                            1,159,780
                      ----------------------------------------------------------
      Owned by          (7)        Sole Dispositive Power
        Each
                                            -0-
                      ----------------------------------------------------------
      Reporting         (8)        Shared Dispositive Power
     Person With
                                            1,159,780
--------------------------------------------------------------------------------
9)            Aggregate Amount Beneficially Owned by Each Reporting Person

                       1,159,780
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row 9) Excludes Certain Shares (See Instructions)
                       |_|

--------------------------------------------------------------------------------
11)           Percent of Class Represented by Amount in Row 9)

                       24.9%
--------------------------------------------------------------------------------
12)           Type of Reporting Person (See Instructions)

                       CO
--------------------------------------------------------------------------------




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Item 1(a).        Name of Issuer

                  Hitox Corporation of America ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices

                  Furman Plaza Building
                  418 Peoples Street
                  Corpus Christi, Texas  78401

Item 2(a).        Name of Person Filing

                  The Clark Estates, Inc. ("Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  30 Wall Street
                  New York, New York  10005

Item 2(c).        Citizenship

                  New York

Item 2(d).        Title of Class of Securities

                  Common Stock, par value $.25 per share

Item 2(e).        CUSIP Number

                  433658 101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

                  N/A

Item 4.           Ownership

                  (a)      Amount beneficially owned:

                           1,159,780 (the "Shares")*

                        * This amount reflects the acquisition of 15,000 shares of Issuer common stock on January 25, 1991, the sale of 34,000 shares of Issuer common stock on September 23, 1991 and the sale of 34,000 shares of Issuer common stock on January 22, 1992 by accounts for which the Reporting Person provides management and administrative services, the conversion of Issuer 10%



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                           Convertible  Subordinated  Redeemable Debentures held
                           by several of such accounts into 200,000 shares of Issuer common stock at $3.50 per share on December 17, 1991, and the sale of 200,000 shares of Issuer common stock, by several of such accounts to Syarikat
                           Megawati,   Sdn.   Bhd.,  a  Malaysian   corporation,
                           pursuant to the Stock Purchase Agreement, dated May 6, 1996.

                  (b)      Percent of class:

                           24.9%**

                           ** This percentage reflects the issuance of 1,000,000 new shares of Issuer common stock pursuant to the Stock Purchase Agreement, dated May 6, 1996, by and among Issuer and Syarikat Megawati, Sdn. Bhd., a Malaysian corporation, at $4.00 per share.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote

                                    -0-

                           (ii)     shared power to vote or to direct the vote

                                    1,159,780

                           (iii) sole power to dispose or to direct the disposition of

                                    -0-

                           (iv) shared power to dispose or to direct the disposition of

                                    1,159,780

Item 5.          Ownership of Five Percent or Less of a Class

                 N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Four persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares. Three of such persons have interests exceeding five percent. Those persons are:

                                    Estate of Stephen C. Clark, Jr.
                                    Anne L. Peretz
                                    Jane Forbes Clark, II

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                  N/A





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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 22, 1997
---------------------------------
Date


/s/ Kevin S. Moore
---------------------------------
Signature


Kevin S. Moore
Vice President and Chief
  Financial Officer
The Clark Estates, Inc.
---------------------------------
Name/Title



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